SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Urucu-Coari-Manaus and Urucu-Coari Gas Pipeline Projects

(Rio de Janeiro, December 01, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that iits Executive Board has approved the contracting of a R$ 800 million bridge loan with the National Bank for Economic and Social Development (BNDES) , by Transportadora Urucu Manaus S/A, a special purpose company which is responsible for the Urucu-Coari-Manaus Gas Pipeline and the Urucu-Coari LPG Pipeline projects,

The strategically important Urucu-Coari-Manaus pipeline will carry 5.5 million cubic meters of natural gas per day, most of which will be consumed by thermoelectric plants converted from using fuel oil to natural gas due to the latter’s economic and environmental efficiencies. The remainder will go to industry, households and gas-powered vehicle fleets in Manaus and seven municipalities along the pipeline’s route.

The Urucu-Coari pipeline will be used to ship LPG produced in the Natural Gas Processing Units (UPGN), in Urucu, to Petrobras’ river terminal (TESOL) in Coari. Currently, LPG is being shipped by the existing stretch of the gas pipeline, between Urucu and Coari, which will return to its original function when the new Coari-Manaus stretch is concluded.

The investments related to the Project are considered in the recently approved Petrobras business plan for the period 2006-10; the initiativesreflect the company’s strategy to develop and lead the Brazilian natural gas market by constructing a basic pipeline gridassuring the delivery of natural gas in an integrated fashion and monetization of its reserves.

The Financing Contract, representing an advance on long-term financing from the BNDES due for conclusion in mid-2006, will be signed on Monday, December 5, 2005 at the Bank’s headquarters.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.